Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial highlights” in the Prospectus and “Complete and partial portfolio holdings - arrangements to disclose to Service Providers, Fiduciaries and Other Third Parties”, “Auditors” and “Financial statements” in the Statement of Additional Information dated December 29, 2021.

We also consent to the incorporation by reference of our report dated October 29, 2021, with respect to the financial statements and financial highlights of UBS U.S. Allocation Fund included in its Annual Report to Shareholders (Form N-CSR) for the year ended August 31, 2021, into this Post-Effective Amendment No 69 to the Registration Statement (Form N-1A, File No. 33-39659), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

December 22, 2021